ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated April 5, 2010

UBS E-TRACS

UBS E-TRACS Alerian MLP Infrastructure Index

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, Master Limited Partnerships (MLPs), and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS Alerian MLP Infrastructure Index is designed to track the performance of the Alerian MLP Infrastructure Index and pay a variable quarterly coupon linked to the cash distributions paid on the Master Limited Partnerships in the index, less investor fees. The Alerian MLP Infrastructure Index is designed to give investors exposure to the infrastructure component of the Master Limited Partnership asset class—its constituents each earn at least 50% of their EBITDA[1] from assets that are not directly exposed to changes in commodity prices. The Index is disseminated by the New York Stock Exchange and is a composite of 25 energy infrastructure MLPs.

Product Profile

Product Name	UBS E-TRACS Alerian MLP Infrastructure Index
Underlying Index	Alerian MLP Infrastructure Index (AMZI)
Issuer	UBS AG
Current Index Yield	7.01%
Ticker Symbol	MLPI
CUSIP	902641646
Primary Exchange	NYSE Arca
Initial Trade Date	March 31, 2010
Maturity Date	April 2, 2040
Yearly Fee (%)	0.85% per annum accrued on a daily basis

Returns

	Total	Annualized
	Return	Return
Alerian MLP Infrastructure Index	1375.61%	20.78%
Alerian MLP Index	707.84%	15.78%
S&P 500® Index	145.25%	6.49%
S&P 500 Utilities® Index	114.51%	5.50%
Dow Jones-UBS Commodity IndexSM	104.04%	5.13%

Pro forma and historical results for the period from December 29, 1995 through March 29, 2010.

Source: Alerian, Standard & Poors, and Dow Jones Historical information presented is as of March 29, 2010 and is furnished as a matter of information only. Historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from historical performance, either positively or negatively.

Index comparisons

The graph above illustrates the performance of the Underlying Index from December 29, 1995 through March 29, 2010 in comparison with other benchmark indices.
1Earnings before interest, taxes, depreciation and amoritization.

Top 10 Constituent Weightings

Name	Ticker	Weight
Enterprise Products Partners LP	EPD	9.49%
Kinder Morgan Energy Partners LP	KMP	9.49%
Enbridge Energy Partners LP	EEP	6.99%
Energy Transfer Partners LP	ETP	6.99%
Magellan Midstream Partners LP	MMP	6.99%
Plains All American Pipeline LP	PAA	6.99%
Buckeye Partners LP	BPL	4.74%
NuStar Energy LP	NS	4.74%
ONEOK Partners LP	OKS	4.74%
MarkWest Energy Partners LP	MWE	4.31%
Source: Alerian

MLP Overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs provide relatively low correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of Investing in the ETNs

Exposure to a portfolio of energy infrastructure MLPs through a single investment.

Income via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Underlying Index, less fees.

Tax benefit The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

What are some of the key risks in the ETNs?

•	The ETNs may result in a loss of some or all of your investment.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•	The ETNs may not have an active secondary market and may not continue to be listed over their term.

•
The payment at maturity or upon early redemption of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index.

•	The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity, call or upon early redemption.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of ETNs.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	Significant aspects of the tax treatment of the securities are uncertain.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant product supplement and the “Selected Risk Considerations” in the relevant pricing supplement.

Contact Us

Customer support: +1-877-ETRACS 5 (+1-877-387 2275)
Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST
Email: e-tracs@ubs.com
Website: www.ubs.com/e-tracs

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a/ Alerian. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.